               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                     Ciao Cucina Corporation
_________________________________________________________________
                        (Name of Issuer)


                   Common Stock, no par value
_________________________________________________________________
                 (Title of Class of Securities)


                           125421 10 7
_________________________________________________________________
                         (CUSIP Number)


                          John H. Wyant
                         2000 PNC Center
                      201 East Fifth Street
                     Cincinnati, Ohio  45202
                         (513) 723-2300
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          May 22, 1998
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. X
                                            ___
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 9 Pages

CUSIP No. 125421 10 7            13D                 2 of 9 pages

_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

                    Blue Chip Venture Company

_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)  X
     (b) ___

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                               WC

_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) ___

_________________________________________________________________
6)   Citizenship or Place of Organization

                              Ohio
 _______________________________________________________________
|  NUMBER OF SHARES   | 7) Sole Voting Power            -0-     |
|  BENEFICIALLY OWNED |_________________________________________|
|  BY EACH REPORTING  | 8) Shared Voting Power        1,266,983 |
|  PERSON WITH        |_________________________________________|
|                     | 9) Sole Dispositive Power       -0-     |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power  1,266,983 |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,266,983

_________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)  ___

                               N/A

_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              34.7%

_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               CO

CUSIP No. 125421 10 7         13D                    3 of 9 pages

_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

           Blue Chip Capital Fund Limited Partnership

_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)  X
     (b) ___

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                               WC
_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) ___

_________________________________________________________________
6)   Citizenship or Place of Organization

                            Delaware
 _______________________________________________________________
|  NUMBER OF SHARES   | 7) Sole Voting Power            -0-     |
|  BENEFICIALLY OWNED |_________________________________________|
|  BY EACH REPORTING  | 8) Shared Voting Power        1,249,165 |
|  PERSON WITH        |_________________________________________|
|                     | 9) Sole Dispositive Power       -0-     |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power  1,249,165 |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,249,165

_________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)  ___

                               N/A

_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              34.2%

_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               CO

CUSIP No. 125421 10 7         13D                    4 of 9 pages

_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

                          John H. Wyant

_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)  X
     (b) ___

3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                               WC

_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) ___

_________________________________________________________________
6)   Citizenship or Place of Organization

                               USA
 _______________________________________________________________
|  NUMBER OF SHARES   | 7) Sole Voting Power            -0-     |
|  BENEFICIALLY OWNED |_________________________________________|
|  BY EACH REPORTING  | 8) Shared Voting Power        1,266,983 |
|  PERSON WITH        |_________________________________________|
|                     | 9) Sole Dispositive Power       -0-     |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power  1,266,983 |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,266,983

_________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)  ___

                               N/A

_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              34.7%

_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               IN

CUSIP No. 125421 10 7          13D                   5 of 9 pages

_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

                       Z. David Patterson

_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)  X
     (b) ___

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                               WC
_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) ___

_________________________________________________________________
6)   Citizenship or Place of Organization

                               USA
 _______________________________________________________________
|  NUMBER OF SHARES   | 7) Sole Voting Power            -0-     |
|  BENEFICIALLY OWNED |_________________________________________|
|  BY EACH REPORTING  | 8) Shared Voting Power        1,266,983 |
|  PERSON WITH        |_________________________________________|
|                     | 9) Sole Dispositive Power       -0-     |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power  1,266,983 |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,266,983
_________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)  ___

                               N/A
_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              34.7%
_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               IN
Item 1.   Security and Issuer
          ___________________

          This statement relates to the Common Stock, no par value ("Common Stock"), of Ciao Cucina Corporation (the
"Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

               700 Walnut Street
               Suite 300
               Cincinnati, Ohio 45202

Item 2.   Identity and Background
          _______________________

          The persons filing this statement are Blue Chip Venture Company, an Ohio corporation ("BCVC"), Blue Chip Capital Fund Limited Partnership, a Delaware limited partnership ("Blue Chip"), John H. Wyant and Z. David Patterson. The business address of all such persons is 2000 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202.

          BCVC is the general partner of Blue Chip. The executive officers and directors of BCVC and their principal occupations are set forth below.

Name                Title               Principal Occupation
____                _____               ____________________

John H. Wyant       Director and        Same
                    President

Z. David Patterson  Director and        Same
                    Executive Vice
                    President

Each of Mr. Wyant and Mr. Patterson or his spouse is also a limited partner of Blue Chip and owns beneficially 50% of the stock of BCVC.

BCVC, an Ohio corporation, is a venture capital management firm and is the General Partner of Blue Chip.

Blue Chip is a Cincinnati, Ohio based venture capital limited partnership organized under Delaware law.

Messrs. Wyant and Patterson are citizens of the United States. The address of all such persons is c/o BCVC at the address set forth above. During the last five years none of such persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          The source of funds used by each of Blue Chip and BCVC to purchase Common Stock is its respective working capital.

Item 4.   Purpose of Transaction.
          ______________________

          The purpose of the acquisition of the Common Stock is investment. Blue Chip may acquire additional shares of Common Stock or dispose of shares if it deems such transaction to be financially advantageous. Blue Chip also reserves the right to change such intent if circumstances change. In view of the current financial difficulties of the Issuer and Mr. Wyant's fiduciary duty as a director of the Issuer, Blue Chip and Mr. Wyant are considering various alternatives to strengthen the financial condition and results of operations of the Issuer, including the raising of additional capital, the combination of Issuer's business with that of another entity or changes in the current management of the Issuer. On May 21, 1998, the Issuer announced that it had entered into a letter of intent to merge with The Glazier Group ("Glazier) in a transaction in which the shareholders of Glazier will own approximately 81% of the combined company. Except as described above, Blue Chip currently has no plan or proposal which relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          The following table sets forth information with respect to the shares of Common Stock of which the reporting persons have or share beneficial ownership:
                                                  Percent of
Record Owner             Number of Shares         Outstanding
____________             ________________         ___________

Blue Chip                    17,818                    .3

BCVC                      1,249,165 (1)              34.4%

(1) Includes 400,000 shares which may be acquired upon the exercise of outstanding warrants.

On January 16, 1998, Blue Chip agreed to lend up to $500,000 to the Issuer pursuant to a Promissory Note due December 31, 1998 bearing interest at 14% per annum. $200,000 was advanced pursuant to such Note on January 16, 1998 and the balance was advanced thereafter. In partial consideration for such loan, the Issuer issued to Blue Chip a warrant to purchase up to 200,000 shares of its Common Stock at a price of $1.35 per share, the number of shares to be pro-rata to the amount advanced.

On May 22, 1998, Blue Chip agreed to lend an additional $100,000 to the Issuer pursuant to a Promissory Note due December 31, 1998. In partial consideration for such loan, the Issuer issued to Blue Chip a warrant to purchase an additional 100,000 shares of its Common Stock at a price of $1.35 per share.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of Issuer.
          __________________________________________________

                None, except as described above.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

                              None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  June 5, 1998                  /s/ John H. Wyant
_________________             ______________________________
    Date                           John H. Wyant


                                /s/ Z. David Patterson
                              ______________________________
                                   Z. David Patterson

                              BLUE CHIP VENTURE COMPANY


                              By:  /s/ John H. Wyant
                                  __________________________
                                  John H. Wyant, President

                              BLUE CHIP CAPITAL FUND LIMITED
                                   PARTNERSHIP


                              By:  Blue Chip Venture Company,
                                   Its General Partner


                                   By:  /s/ John H. Wyant
                                       ________________________
                                       John H. Wyant, President

                            Exhibit I


     Each of the undersigned affirms that he or it agrees to the joint filing of this Schedule 13D with the other reporting persons listed below and agrees that this Schedule 13D is filed on his or its behalf.

                                /s/ John H. Wyant
                              ____________________________
                                   John H. Wyant


                                /s/ Z. David Patterson
                              ____________________________
                                   Z. David Patterson

                              BLUE CHIP VENTURE COMPANY


                              By:  /s/ John H. Wyant
                                  ________________________
                                  John H. Wyant, President

                              BLUE CHIP CAPITAL FUND LIMITED
                                   PARTNERSHIP


                              By:  Blue Chip Venture Company,
                                   Its General Partner


                                   By:  /s/ John H. Wyant
                                       ________________________
                                       John H. Wyant, President